PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10028869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Westlakes Drive Suite 250
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Green (610)-407-8352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith, LLP
(Name – *if individual, state last, first, middle name*)

1800 Byberry Road Suite 1100	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, John Coyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinker Capital Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael T. Lenge, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Dec. 28, 2012
Member, Pennsylvania Association of Notaries

BRINKER CAPITAL SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF BRINKER CAPITAL HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Table of Contents

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brinker Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (the Company), a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brinker Capital Securities, Inc., a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

February 22, 2010

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 562,430
Deposits with clearing organization (cash and cash equivalents)	100,000
Securities, trading, at market value	7,608
Due from affiliate	147,723
Prepaid expenses	25,044
	$ 842,805

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 398,207
Securities sold, not yet purchased, at market value	688
TOTAL LIABILITIES	398,895
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	100
Additional paid - in capital	99,905
Retained earnings	343,905
	443,910
	$ 842,805

See accompanying notes.

NOTE A – BUSINESS AND ORGANIZATION

Brinker Capital Securities, Inc. ("the Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. advisory clients. The parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services, and First Clearing Corporation ("the clearing brokers").

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commissionable transactions in securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Investments

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

Concentration of Credit Risk

At times throughout the year, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Income Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected Subchapter S status.

The Company adopted the provisions of FASB ASC 740, *Income Taxes*, effective January 1, 2009. FASB ASC 740, as updated by FASB ASU 2009-06, provides guidance on accounting for income taxes, including uncertain tax positions. Since the Company is not a tax paying entity, the implementation of FASB ASC 740 did not have an effect on the Company's financial position, results of operations or cash flows.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2006.

NOTE C – CLEARING AGREEMENTS

The Company has agreements with the clearing firms (the "Brokers") to carry its customer accounts. The Brokers have custody of the Company's securities and, from time to time, cash balances that may be due from the Brokers.

These securities and cash positions serve as collateral for any amounts due to the Brokers as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in its custody.

NOTE D – REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company's net capital was $132,021, which was $32,021 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 302%.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

NOTE E – SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT Of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carried all of the accounts of such customers.

NOTE F – FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by *FASB Statement No. 157*, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

ASSETS	Level 1	Level 2	Level 3	Total
Securities – equity	$ 6,801	-	-	$ 6,801
Mutual funds	807	-	-	807
TOTAL	$ 7,608	$ -	$ -	$ 7,608

LIABILITIES	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased	$ 688	$ -	$ -	$ 688

NOTE G– TRANSACTION WITH RELATED PARTIES

The Company earned $3,497,313 in commissions from securities transactions in customer accounts of an affiliate.

Certain operational and administrative services are provided to the Company by its parent without charge or cost to the Company. The parent has irrevocably waived its right to bill and collect any amounts for these services for 2009. Accordingly, if the Company operated as independent entity, the results of operations of the Company would have been different from those actually presented.

The Company's fidelity bond coverage is provided by a plan in the name of its parent, which guarantees that it will pay any deductibles to the fidelity bond.

NOTE H– CONVERSION INCOME AND EXPENSE

Effective November 2009, the Company discontinued its clearing services agreement with First Clearing, LLC ("FCC"). The Company entered into a clearing services agreement with National Financial Services, Inc ("NFS"). The Company incurred conversion expenses of $1,500,000 in connection with the transfer of customer securities and accounts from FCC to NFS. NFS reimbursed the Company for these conversion expenses.

NOTE I – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through February 22, 2010, the date the financial statements were available to be issued.

On January 26, 2010, Brinker Capital, Inc. an affiliate of the Company, filed a complaint in the Superior Court of Delaware against FCC claiming unjust enrichment and conversion and seeking restitution of $1,849,736 in monies taken from Brinker Capital, Inc.'s account by FCC without authorization allegedly in payment of the Company's clearing fee obligation.

The Company has a substantial dispute with FCC concerning overbilling by FCC under a Clearing Agreement dated July 14, 2006, between the Company and FCC. The Company asserts that FCC overbilled it approximately $700,000 for 2009 clearing fees after the Company terminated the clearing agreement effective November 2009. No arbitration has been filed to date. This dispute is related to the conversion complaint detailed above.

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Brinker Capital Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Brinker Capital Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brinker Capital Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brinker Capital Securities, Inc.'s management is responsible for Brinker Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used and should not be used by anyone other than these specified parties.

February 22, 2010

PRESSMAN CIOCCA SMITH LLP